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KW 3/1

UNITED STATES
SECURITIES AND EXCHANGE COM
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
A.G. Quintal Investment Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2177 Acushnet Avenue
(No. and Street)

New Bedford (City) MA (State) 02745 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark A. Quintal (508) 995-2611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kane and Kane, Inc., CPA's
(Name – *if individual, state last, first, middle name*)

260 North Main Street (Address) Fall River (City) MA (State) 02720 (Zip Code)

SEC
Mail Processing
Section
FEB 22 2011
Washington, DC
122

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/10

OATH OR AFFIRMATION

I, Mark A. Quintal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.G. Quintal Investment Company, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NANCY CABRAL
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES 04/11/2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

A. G. QUINTAL INVESTMENT COMPANY, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2010

TABLE OF CONTENTS

KANE AND KANE, Inc.
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS

Peter D. Kane, CPA PC
Joseph A. Cordeiro, CPA
Alfredo M. Franco, CPA
M. Helena Amaral, CPA
Brian F. Chisholm, CPA

Joel S. Kane, Consultant
Charles H. Kane (1937-1963)

Mary Ellen Lewis, CPA
Douglas M. Taber, CPA
Darlene Berman, CPA

Board of Directors and Stockholders
A. G. Quintal Investment Company, Inc.
New Bedford, Massachusetts

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of A. G. Quintal Investment Company, Inc. as of December 31, 2010 and the related statement of income and retained earnings and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A. G. Quintal Investment Company, Inc. at December 31, 2010, and the results of its operations and its cash flows, for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements primarily taken as a whole. The supplementary information on pages 10 through 20 relating to the Computation of Net Capital and the Computation of Basic Net Capital Requirement under Rule 15c3-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KANE AND KANE, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Kane and Kane, Inc.

February 14, 2011

260 No. Main Street • Fall River, MA 02720 • Telephone 508.675.7821 • Fax 508.674.4771 • www.kaneandkanecpa.com

A. G. QUINTAL INVESTMENT COMPANY, INC.
BALANCE SHEET
DECEMBER 31, 2010

EXHIBIT A

ASSETS			
Current Assets			
Cash and Cash Equivalents		$ 11,762	
Marketable Securities (Note 1)		124,046	
Deferred Income Tax Credit		2,536	
Employee Receivable		12	
Total Current Assets			$ 138,356
Fixed Assets			
	Cost	Accumulated Depreciation	
Office and Computer Equipment	$ 24,464	$ 21,112	
Fixed Assets-net			3,352
Other Assets			
Cash-Restricted		$ 25,000	
Total Other Assets			25,000
TOTAL ASSETS			$ 166,708
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities			
Accounts Payable		$ 381	
Accrued Corporate Income Taxes		456	
Total Liabilities-All Current			$ 837
Stockholders' Equity			
Common Stock, no par value, 15,000 shares authorized, 1,200 shares issued and outstanding		$ 90,696	
Retained Earnings		75,175	
Total Stockholders' Equity			165,871
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$ 166,708

The accompanying notes are an integral part of these financial statements.

EXHIBIT B

A. G. QUINTAL INVESTMENT COMPANY, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues	$ 518,707
Operating and General Expenses (Schedule B-1)	491,902
Net Profit on Operations	$ 26,805
Other (Income) and Expenses (Schedule B-2)	(6,442)
Net Profit Before Income Taxes	$ 33,247
Corporate Income Tax Benefit (Note 4)	7,995
NET INCOME	$ 25,252
Retained Earnings, Beginning of Year	49,923
RETAINED EARNINGS, END OF YEAR	$ 75,175

The accompanying notes are an integral part of these financial statements.

Schedule B-1
Operating and General Expenses

Officer Salary	$ 198,000
Office Salaries	94,500
Pension Expense	55,625
Rent Expense (Note 2)	24,000
Health Insurance	20,160
Employee Benefits	19,349
Payroll Taxes	17,511
Information Usage Fees	17,406
Travel Expenses	8,778
Telephone Expense	8,286
Office Supplies and Expense	7,213
License and Fees	6,341
Legal and Accounting Fees	4,620
Advertising	3,349
Insurance Expense	2,383
Postage and Printing	1,655
Dues and Subscriptions	1,103
Depreciation Expense	838
Miscellaneous Expense	785
Total Operating and General Expenses	$ 491,902

Schedule B-2
Other (Income) and Expenses

Trading Profits	$ (4,814)
Interest Income	(1,236)
Dividend Income	(396)
Interest Expense	4
Total Other (Income) and Expenses	$ (6,442)

A. G. QUINTAL INVESTMENT COMPANY, INC. — EXHIBIT C

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

Cash Flows from Operational Activities		
Cash Received for Services	$ 518,707	
Interest and Dividends Received	1,665	
		$ 520,372
Less: Cash Paid for Operating Activities	$ 491,238	
Income Taxes Paid	456	
Interest Paid	4	
		491,698
Net Cash Provided by Operating Activities		$ 28,674
Cash Flows from Investing Activities		
Equipment Purchases	$ (4,190)	
Purchase of Securities	(70,182)	
Proceeds from Sale of Securities	34,813	
Net Cash Provided (Used) by Investing Activities		(39,559)
Net Decrease in Cash		$ (10,885)
Cash at Beginning of Year		22,647
CASH AT END OF YEAR		$ 11,762

The accompanying notes are an integral part of these financial statements.

A. G. QUINTAL INVESTMENT COMPANY, INC. EXHIBIT C

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

Reconciliation of Net Income to Net Cash Provided (Used) by Operating Activities		
Net Income		$ 25,252
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities		
Depreciation	$ 838	
Net Realized Gain	(4,781)	
Decrease in Deferred Income Tax Credit	7,539	
Decrease in Accounts Payable and Accrued Expenses	(174)	
Total Adjustments		3,422
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		$ 28,674

The accompanying notes are an integral part of these financial statements.

Note 1
Summary of Significant Accounting Policies

Organization

The Company was incorporated in Massachusetts in January, 1989 as a securities broker/dealer servicing the general public. The Company operates one branch and is a non-clearing broker/dealer and uses Pershing, LLC as its clearing firm on a fully disclosed basis.

Basis of Accounting

For financial statement purposes, the Company reports income and expenses on the accrual basis of accounting; that is, income is reflected as earned, not received, and expenses are reflected when incurred, not when paid.

Marketable Securities

As a securities broker/dealer, marketable securities are stated in the financial statements at market value. The resulting difference between cost and market value is included in the statement of income.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation computed by use of the straight-line and accelerated cost recovery methods over the estimated useful lives of the assets.

Cash and Cash Equivalents

For purposes of the balance sheet and statement of cash flows, the Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Concentration of Credit Risk

The Company maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The balances at times, may exceed federally insured limits. The Company believes there is no significant risk with respect to these deposits.

Note 2
Related Party Transactions

The Company leases office space on a month-to-month basis from A.G.Q. Realty Trust, a related entity. Rent expense under this arrangement was $24,000 for the year ended December 31, 2010.

Note 3
Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum required net capital pursuant to Rule 15c3-1 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2010, the Company had net capital of $152,118 which was in excess of its required net capital of $100,000. The Company's net capital ratio was .006 to 1.

Note 4
Income Taxes

Federal and state income tax expense consists of the following for the year ended December 31, 2010:

Current	
Federal	$ 0
State	456
Deferred	
Federal	4,407
State	3,132
Income Tax Benefit	$ 7,995

As of December 31, 2010, the Company has available approximately $9,000 of unused federal net operating loss carryforwards that may be applied against future taxable income and will expire in year 2028.

Note 5
Pension Plan

The Company maintains a profit sharing plan covering all employees who have completed two years of service, have worked a minimum of 1,000 hours per year, and are at least 21 years old. The plan provides for employer contributions based on a percentage of eligible participants' compensation, as determined annually by the Board of Directors. The employer contribution for the year ended December 31, 2010 was $55,625.

Note 6
Subsequent Events

The Company has evaluated all subsequent events through February 14, 2011, the date the financial statements were approved to be issued.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: A.G. Quintal Investment Company, Inc. [13]

SEC FILE NO.: 8-11684 [14]

FIRM I.D. NO.: 1303115 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

2177 Acushnet Avenue [20]
(No. and Street)

New Bedford [21] MA [22] 02745 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/10 [24]

AND ENDING (MM/DD/YY): 12/31/10 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT [30]

(Area Code) — Telephone No. [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

	OFFICIAL USE
Mark A. Quintal [32]	(508) 995-2611 [33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 17th day of February 20 11
Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1696 (02-03) 1 of 16

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Kane and Kane, Inc., CPA's [70]

ADDRESS

260 North Main Street [71]	Fall River [72]	MA [73]	02720 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
A.G. Quintal Investment Company, Inc.

N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/10 [99]
SEC FILE NO. 8-11684 [98]
Consolidated [198]
Unconsolidated X [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 11,649	200			$ 11,649	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other	25,000	300	$	550	25,000	810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	124,046	424			124,046	
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	3,352	680	3,352	920
11. Other assets		535	2,661	735	2,661	930
12. TOTAL ASSETS	$ 160,695	540	$ 6,013	740	$ 166,708	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
A.G. Quintal Investment Company, Inc.

as of 12/31/10

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255 [13]	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other [10]		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	837	1205		1385	837	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211 [12]		1390 [14]		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders [9] $ ____ 970						
2. Includes equity subordination (15c3-1(d)) of . . . $ ____ 980						
B. Securities borrowings, at market value from outsiders $ ____ 990				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ ____ 1000						
2. Includes equity subordination (15c3-1(d)) of . . . $ ____ 1010						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 837	1230	$	1450	$ 837	1760

Ownership Equity			Total	
21. Sole Proprietorship			[15] $	1770
22. Partnership (limited partners)	[11] ($	1020)		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			90,696	1792
C. Additional paid-in capital				1793
D. Retained earnings			75,175	1794
E. Total			165,871	1795
F. Less capital stock in treasury			[16] (	1796
24. TOTAL OWNERSHIP EQUITY			$ 165,871	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 166,708	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
A.G. Quintal Investment Company, Inc.

as of 12/31/10

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	165,871	3480
2. Deduct ownership equity not allowable for Net Capital			19 (	)	3490
3. Total ownership equity qualified for Net Capital				165,871	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	165,871	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 6,013	3540			
B. Secured demand note delinquency		3590			
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	6,013)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			20 $	159,858	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities	18	3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities	7,740	3734			
D. Undue Concentration		3650			
E. Other (List)		3736	(	7,740)	3740
10. Net Capital			$	152,118	3750

30

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
A.G. Quintal Investment Company, Inc.

as of 12/31/10

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	56	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	52,118	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	22 $	152,034	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	837	3790
17. Add:						
A. Drafts for immediate credit	21 $		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	837	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	1	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER A.G. Quintal Investment Company, Inc.

For the period (MMDDYY) from 1/1/10 [3932] to 12/31/10 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 5,932	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions		413,014	3939
d. Total securities commissions		418,946	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading		4,814	3949
c. Total gain (loss)		4,814	3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares		76,696	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		24,697	3995
9. Total revenue		$ 525,153	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		292,500	4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense		4	4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		6,341	4195
15. Other expenses		196,649	4100
16. Total expenses		$ 495,494	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 29,659	4210
18. Provision for Federal income taxes (for parent only)		4,407	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4338]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 25,252	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ N/A	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER A.G. Quintal Investment Company, Inc.

For the period (MMDDYY) from 01/01/10 to 12/31/10

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 140,619	4240
A. Net income (loss)		25,252	4250
B. Additions (includes non-conforming capital of	29 $ [4262])		4260
C. Deductions (includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (From item 1800)		$ 165,871	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $ 0	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ 0	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER A.G. Quintal Investment Company, Inc. as of 12/31/10

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained	X	4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 Pershing Securities 4335	X	4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	N/A 4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

KANE AND KANE, Inc.
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS

Peter D. Kane, CPA PC
Joseph A. Cordeiro, CPA
Alfredo M. Franco, CPA
M. Helena Amaral, CPA
Brian F. Chisholm, CPA

Joel S. Kane, Consultant
Charles H. Kane (1937-1963)

Mary Ellen Lewis, CPA
Douglas M. Taber, CPA
Darlene Berman, CPA

Board of Directors and Stockholders
A.G. Quintal Investment Company, Inc.
New Bedford, Massachusetts

In planning and performing our audit of the financial statements of A.G. Quintal Investment Company, Inc. as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered A.G. Quintal Investment Company, Inc.'s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by A.G. Quintal Investment Company, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

Also, we have audited the broker/dealer's December 31, 2010 unaudited Part IIA computation of Net Capital under Rule 15c3-1 and find that no material differences exist when compared to our December 31, 2010 annual audit report.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

260 No. Main Street • Fall River, MA 02720 • Telephone 508.675.7821 • Fax 508.674.4771 • www.kaneandkanecpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies and communicated them in writing to management and those charged with governance on February 14, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KANE AND KANE, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Kane and Kane, Inc.

February 14, 2011